                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                            REPORT OF FOREIGN ISSUER

                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2006

                             CAMPBELL RESOURCES INC.
                               (Registrant's Name)

                          1155, University, Suite 1405,
                                Montreal, Quebec
                                 Canada H3B 3A7
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                          Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

Filed with this Form 6-K is the following which are incorporated herein by reference:

99.1 Press Release - October 19 2006 - CAMPBELL RESOURCES ANNOUNCES RIGHTS OFFERING AND RECEIPT FOR THE AMENDMENT TO A FINAL PROSPECTUS

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        CAMPBELL RESOURCES INC.


                                        /s/ Lucy Brun
                                        ----------------------------------------
                                        Lucy Brun
                                        Executive Vice-President and
                                        Chief Administrative Officer

DATE: October 20, 2006

                                  EXHIBIT INDEX

99.1 Press Release -October 19, 2006 - CAMPBELL RESOURCES ANNOUNCES RIGHTS OFFERING AND RECEIPT FOR THE AMENDMENT TO A FINAL PROSPECTUS